VF 3/6/03

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2003
WASH, D.C.
207

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response ...12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED R[redacted]
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53331

03011290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KEVIN DANN & PARTNERS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 MADISON AVENUE, 4TH FLOOR
(No. and Street)

NEW YORK	**NY**	**07928**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID J. DEMPSEY **212-901-4061**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

h 3/13

AFFIRMATION

I affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kevin Dann & Partners, LLC, as of December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

JENNIFER A. JONES
Notary Public, State of New York
No. 01JO6060828
Qualified in New York County
Commission Expires July 02, 2003

This report contains:

[X] (a) Facing Page

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss).

[ ] (d) Statement of Changes in Financial Condition.

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Kevin Dann & Partners, LLC

Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Members of
Kevin Dann & Partners, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Kevin Dann & Partners, LLC (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2003, except for Note 10 (second paragraph only)
as to which the date is February 25, 2003.

Kevin Dann & Partners, LLC
Statement of Financial Conditon
December 31, 2002

Assets

Cash equivalents	$ 1,456,463
Receivable from brokers, dealers and clearing organization	593,373
Securities owned, at market value	286,365
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $171,030	254,802
Other assets	75,541
Total assets	$ 2,666,544

Liabilities and Members' Equity

Payable to brokers, dealers and clearing organization	$ 142,916
Accrued compensation and other expenses	568,187
Total liabilities	711,103
Members' equity	1,955,441
Total liabilities and members' equity	$ 2,666,544

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Principal activities
Kevin Dann & Partners, LLC (the "Company") is a limited liability company registered in Delaware. The members' liability is limited to their capital contributions. The Company has both Common and Series A Redeemable Preferred Interest Members.

The Company was founded in October 2000 and is engaged in institutional equities brokerage. The Company's revenues are derived primarily from commission revenues and from trading as principal in equity securities. The Company clears its transactions on a fully disclosed basis through Banc of America Securities LLC. On September 1, 2001, the Company became a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

2. Summary of Significant Accounting Policies

Cash equivalents
The Company defines cash equivalents as highly liquid investments with original maturities of three months or less. At December 31, 2002, the Company's cash equivalents were held in a money market mutual fund.

Securities transactions
Transactions in securities, commission revenues and related expenses are recorded on a trade date basis. Securities owned are recorded at market value based on quoted market values using close of business exchange quotations.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Credit risk
In the normal course of business, the Company is exposed to risk of loss from the inability of brokers and dealers and financial institutions to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. However, the Company mitigates risk by dealing primarily with large United States financial institutions and through reporting and control procedures.

Fair value of financial instruments
The Company's financial instruments are cash equivalents, securities, and receivables. The recorded values approximate their fair values based on their short term nature.

Income taxes
The Company is not subject to federal and state income taxes. The members are liable for the payment of such income taxes based on the Company's taxable income. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates.

Fixed assets and leasehold improvements
Fixed assets and leasehold improvements are depreciated using the straight-line method over useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful life of the asset, whichever is shorter.

Assets held under capital leases
Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight line method over the shorter of the estimated useful lives of the assets or the period of the related lease.

Letter of credit
At December 31, 2002, the Company obtained an uncollateralized letter of credit for $236,736 from its clearing broker to satisfy a security deposit for an existing office lease.

3. Receivable From and Payable to Brokers, Dealers and Clearing Organization

As of December 31, 2002, the receivable from and payable to brokers, dealers and clearing organization comprised:

	Receivable	Payable
Commissions	$ 103,436	$ 130,388
Receivable from clearing organizations including executed but unsettled transactions	-	12,528
Cash held as collateral by clearing organization	489,937	-
	$ 593,373	$ 142,916

4. Securities Owned

As of December 31, 2002, the securities owned balance comprised of listed United States equities.

5. Off Balance Sheet Risk

The Company clears all of its securities transactions through the clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

6. Related Party

The Company had a management services arrangement with KD Advisors LLC. Under the terms of the arrangement, the Company received a fee from KD Advisors LLC for providing various corporate and administrative services. The management fee for 2002 was $42,255. In addition, in 2002 the Company made advances totaling $128,042 to KD Advisors LLC. The Company wrote off the total amount receivable of $177,507 from KD Advisors LLC in 2002.

In addition, the Company made $30,149 in advances to Rapids Edge Offshore, Ltd, and wrote-off the corresponding receivable in the same amount in 2002.

7. Commitments

The Company has obligations under one lease agreement for office space which expires on June 30, 2008, and provides for minimum rental payments of the following amounts:

Year Ending December 31,	Future Minimum Payments
2003	$ 258,593
2004	266,018
2005	273,665
2006	281,542
2007	289,656
Thereafter	146,886
	$ 1,516,360

The leases contain provisions for rent escalation based on costs incurred by the lessor.

In 2001, the Company entered into two non-cancelable sale-and-leaseback financing arrangements. Under the terms of the agreements, the Company sold certain machinery and equipment for $110,792, leasing it back from the purchaser for a period of two and three years, respectively. The Company has a bargain purchase option at the end of each lease term. The Company is accounting for the leasebacks as capital leases. Accumulated amortization of the leased equipment was approximately $59,629.

The future minimum annual rental payments required under the capital leases and the present value of the net minimum lease payments will be:

Year Ending December 31,	Future Minimum Payments
2003	$ 37,620
2004	24,884
Total minimum lease payments	62,504
Less amount representing interest	6,408
Present value of net minimum lease payments	$ 56,096

8. Members' Capital

The Company has both Common and Preferred Interest Members as defined by the Company's Limited Liability Agreement, as amended. The Preferred Interest Members have made capital contributions to the Company. In consideration of their capital contributions, Preferred Interest Members are entitled to a stated cumulative preferred return on their initial capital contributed which is payable annually from the net income of the Company until their capital contributions have been fully redeemed (redeemable at the sole discretion of the Company). Upon redemption of all preferred interests, the Preferred Interest Members shall automatically receive common interests. Common Interest Members do not receive capital distributions, except for allowable tax distributions, until the original capital contributions made by the Preferred Interest Members have been redeemed. The Limited Liability Agreement stipulates the redemption features for Common Interest Members. The preferred return of $188,416 has not been distributed to preferred interest members.

9. Net Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $1,553,014 which was $1,453,014 in excess of its required net capital of $100,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

10. Subsequent Events

On January 1, 2003, the Company amended its existing lease to include additional office space. The terms of the existing office space remain unchanged. The total minimum fixed rental payments for the additional office space is an average of $179,940 per annum for the period January 1, 2003 to May 31, 2007.

On February 25, 2003, the Company distributed $125,000 to Preferred Interest Members.